Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

March 10, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Patricia Williams, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Williams:

Thank you for your telephonic comments received on March 8, 2011, regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Colombia ETF (formerly, Market Vectors Andean Equity ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2011 (the “Registration Statement”). Below, we describe the changes that will be made to the registration statement in response to the Staff’s comments in a subsequent filing pursuant to Rule 497 under the Securities Act of 1933, as amended (“1933 Act”) and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.

In the “Principal Investment Strategies” section in the summary portion of the Fund’s prospectus, please indicate the industries in which the Fund expects to be substantially invested that correspond to the industry-specific risks in the “Principal Risks of Investing in the Fund” section.

	Response 1.	The disclosure will be revised accordingly.

Comment 2.

In the Fund’s index description, please replace “stocks” with “securities” in the sentence that begins “Constituent stocks of the Index…” to be consistent with the Fund’s 80% policy described in the “Principal Investment Strategies” section.

	Response 2.	The disclosure will be revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 3.	Please revise fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund ~~may~~ will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added.)]

Response 3.

The disclosure will be revised accordingly. In addition, we will delete the paragraph following this disclosure that was added to clarify fundamental investment restriction #7 in response to a similar Staff comment on the Fund’s Registration Statement filed on December 20, 2010.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461(a) under the 1933 Act, the Trust and the Trust’s principal underwriter, Van Eck Securities Corporation, hereby respectfully request that the effective date of the Trust’s Registration Statement be accelerated so that it will be effective as soon as practicable. We hereby confirm that the Trust is in compliance with the terms and conditions of its amended Order.1

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon

1 Investment Company Act Rel. No. 27742 (Feb. 27, 2007).